Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 1, 2011

Relating to Preliminary Prospectus dated July 19, 2011

Registration No. 333-173709

This free writing prospectus relates only to the securities of WageWorks, Inc. and should be read together with the preliminary prospectus dated July 19, 2011 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-173709) relating to these securities. On August 1, 2011, we filed Amendment No. 5 to the Registration Statement, which may be accessed through the following link: http://sec.gov/Archives/edgar/data/1158863/000119312511204624/ds1a.htm . References to “WageWorks,” “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 5 and supplements and updates the information contained in the Preliminary Prospectus.

1.      Recent Developments

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Recent Developments” has been updated to read in substance as follows:

Our summary consolidated financial data for the quarter ended June 30, 2011 is set forth below. This summary is not a comprehensive statement of our financial results for this period.

GAAP

•

Revenue was $33.9 million as compared to $27.8 million for the second quarter of 2010 and $69.2 million for the first six months of 2011 as compared to $57.5 million for the first six months of 2010. The increase in revenue was primarily due to the post-purchase revenue from our PBS and FBM portfolio purchases, which we acquired in August 2010 and November 2010, respectively. Commuter revenue also increased due to the addition of a large employer client in the first quarter of 2011.

•

Income from operations was $4.2 million as compared to $2.7 million for the second quarter of 2010 and $7.5 million for the first six months of 2011 as compared to $3.6 million for the first six months of 2010. The increase in income from operations both on an absolute basis and a percentage of revenue basis compared to the corresponding period in 2010 was primarily due to reduced operating expenses as a percentage of revenue and the increase in revenue discussed above. In particular, the second quarter reflected a $1.0 million decrease in outsourced services expenses. Of the $1.0 million decrease, $0.5 million relates to savings for the first quarter of 2011 that were recognized in the second quarter of 2011 as a result of completion of the re-negotiation of a services agreement effective January 1, 2011.

•

Net income was $3.9 million as compared to a net loss of $12.6 million for the second quarter of 2010 and net income of $6.9 million for the first six months of 2011 as compared to a net loss of $23.1 million for the first six months of 2010. The improvement in the net income compared to the corresponding period in 2010 was due to $5.4 million and $10.8 million for the first three and six months of 2010, respectively, of amortization of convertible debt discount, which debt converted to equity in July 2010, and $9.7 million and $15.6 million for the first three and six months of 2010, respectively, of mark-to-market losses on revaluation of Series E redeemable preferred stock warrants, which warrants were reclassified from liability to equity in July 2010. Accordingly, there were not comparable levels of expenses for amortization of convertible debt discount or mark-to-market losses on revaluation of Series E redeemable preferred stock warrants in the 2011 periods.

Non-GAAP

•

Adjusted EBITDA was $8.3 million as compared to $6.2 million for the second quarter of 2010 and $15.7 million for the first six months of 2011 compared to $10.6 million for the first six months of 2010. The following provides a reconciliation of net income (loss) and estimated income to Adjusted EBITDA:

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011
	(in millions)		(in millions)
	(unaudited)
Net income (loss)	$(12.6)	$3.9	$(23.1)	$6.9
Depreciation	1.1	0.9	2.1	1.7
Amortization and change in contingent consideration	1.9	2.7	3.8	5.2
Stock-based compensation expense	0.6	0.6	1.2	1.2
Interest income	(0.1)	—	(0.2)	—
Interest expense	—	0.1	—	0.2
Interest expense: amortization of convertible debt discount	5.4	—	10.8	—
Income tax provision	0.3	0.2	0.5	0.4
Loss (gain) on revaluation of warrants	9.6	(0.1)	15.5	0.1

Adjusted EBITDA	$6.2	$8.3	$10.6	$15.7

2.      Immaterial Correction of an Error

The following disclosures in the Preliminary Prospectus have been revised in connection with an immaterial correction of an error with respect to the classification of certain FBM cash balances as of March 31, 2011. Subsequent to March 31, 2011, we identified immaterial errors with respect to the classification of certain FBM cash balances as of March 31, 2011 in the amount of $2.4 million. We have corrected these misclassifications as of and for the three months ended March 31, 2011, which resulted in an increase in cash and cash equivalents of $2.4 million, an increase in customer obligations of $0.3 million, an increase in accounts payable of $0.3 million and a decrease in accounts receivable of $1.8 million. These reclassifications resulted in a reduction in cash outflows from investing activities of $2.4 million for the three months ended March 31, 2011. Cash flow from operations remained unchanged.

a.      The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit A.

b.      The disclosure set forth in the Preliminary Prospectus in the second paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows from Investing Activities” has been updated to read as follows:

Net cash used in investing activities in the first quarter of 2011 was the result of a $1.8 million cash payment, net of cash received, made in connection with our FBM portfolio purchase. We invested $2.2 million in capitalized internal use software as well as purchasing equipment principally related to additional features, reporting capability and functionality for our platform.

c.      The “Consolidated Balance Sheets” set forth in the consolidated financial statements in the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit D.

d.      The “Consolidated Statements of Cash Flows” set forth in the consolidated financial statements in the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit E.

e.      The disclosure set forth in Note 1(e)(iii) to the consolidated financial statements in the Preliminary Prospectus has been updated to include an additional paragraph as set forth on Exhibit F.

f.      The disclosure set forth in Note 5 to the consolidated financial statements in the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit G.

g.      The disclosure set forth in Note 7 to the consolidated financial statements in the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit H.

3.	Other Corrections and Updates

a.      The disclosure set forth in the Preliminary Prospectus in the first paragraph under “Risk Factors—Risks Related to Our Business and Industry—Our business is dependent upon the availability of tax-advantaged consumer-directed benefits to employers and employees and any diminution in, elimination of, or change in the availability of, these benefits would materially adversely affect our results of operations, financial condition, business and prospects” has been updated to read as follows:

Our business fundamentally depends on employer and employee demand for tax-advantaged consumer-directed health, commuter and other employee spending plan benefits, or CDBs. We are not aware of any reliable statistics on the growth of CDB programs and cannot assure you that participation in CDB programs will grow. Any diminution in or elimination of the availability of CDBs for employees would materially adversely affect our results of operations, financial condition, business and prospects. In addition, incentives for employers to offer CDBs may also be reduced or eliminated by changes in laws that result in employers no longer realizing financial gain from the implementation of these benefits. If employers cease to offer CDB programs or reduce the number of programs they offer to their employees, our results of operations, financial condition, business and prospects would also be materially adversely affected.

b.      The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit B.

c.      The disclosure set forth in the Preliminary Prospectus in the second paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows from Operating Activities” has been updated to correct a typographical error and reads as follows:

Net cash provided by operating activities in the first quarter of 2010 resulted primarily from our net loss of $10.5 million being adjusted for the following non-cash items: revaluation of warrants of $5.9 million, amortization of debt discount of $5.4 million, depreciation, amortization and change in contingent consideration of $3.0 million and stock-based compensation of $0.6 million. We experienced a $10.2 million cash inflow due to the seasonal increase in prefunds as our clients prefunded their new plan year obligations. These cash flows were offset in part by an increase in accounts receivable of $1.1 million primarily due to increased runout revenue during the quarter and the timing of collections.

d.      The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Obligations” has been updated in its entirety to read as set forth on Exhibit C.

e.      The disclosure set forth in the Preliminary Prospectus in footnote 7 under “Management—Director Compensation” has been updated to read as follows:

(7) Represents an option granted on May 6, 2010 to purchase up to 9,750 shares of our common stock at a price per share of $5.32 and an option granted on November 4, 2010 to purchase up to 11,000 shares of our common stock at a price per share of $6.18. The options vest beginning on May 6, 2010 and November 4, 2010, respectively, and each option vests as to 1/12th of the shares subject to the option per month for the subsequent year, subject to Mr. Larson’s continued service through each vesting date.

WageWorks has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents WageWorks has filed with the SEC for more complete information about WageWorks and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request it by contacting Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, New York 10010: (800) 221-1037; or William Blair & Company, Attn: Prospectus Department, 222 West Adams Street, Chicago, IL 60606: (800) 621-0687.

EXHIBIT A

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of March 31, 2011 on:

•	an unaudited actual basis;

•

an unaudited pro forma basis, after giving effect, upon the completion of this offering and the filing of our amended and restated certificate of incorporation, to (i) the conversion of all of our outstanding shares of preferred stock into a fixed aggregate of 17,687,612 shares of our common stock, (ii) the conversion of our outstanding Series C preferred stock warrants into warrants to purchase a fixed 211,764 shares of our common stock, and (iii) the conversion of our outstanding Series E-1 preferred stock warrants into warrants to purchase a fixed 4,366,803 shares of our common stock; and

•

an unaudited pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, and the sale by us of 5,769,230 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes thereto, as well as the information under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.” The unaudited “pro forma” and “pro forma as adjusted” information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing.

The following table reflects a 1-for-2 reverse stock split of our outstanding common stock effected on July 15, 2011.

	As of March 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$120,799	$120,799	$186,049

Bank borrowings	10,046	10,046	10,046

Warrants	1,580

Total redeemable convertible preferred stock	78,728

Stockholder’s equity (deficit):
Convertible preferred stock, Series A, $0.001 par value ($200 liquidation preference); authorized 50,000 shares; issued and outstanding 50,000 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	200
Convertible preferred stock, Series A-1, $0.001 par value ($6,903 liquidation preference); authorized 1,725,792 shares; issued and outstanding 1,725,792 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	6,903
Convertible preferred stock, Series A-2, $0.001 par value ($3,995 liquidation preference); authorized 1,013,383 shares; issued and outstanding 998,661 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	3,995
Convertible preferred stock, Series B, $0.001 par value ($20,818 liquidation preference); authorized 14,870,179 shares; issued and outstanding 14,870,179 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	22,867
Common stock, $0.001 par value; authorized 60,528,131 shares; issued 1,718,354 shares, actual; authorized 1,000,000,000 shares, pro forma and pro forma as adjusted; issued, 19,405,966 shares pro forma; issued 25,175,196 shares, pro forma as adjusted	2	19	25
Treasury stock	(376)	(376)	(376)
Additional paid-in capital	20,823	135,079	200,323
Accumulated deficit	(104,912)	(104,912)	(104,912)

Total stockholders’ equity (deficit)	(50,498)	29,810	95,060

Total capitalization	$39,856	$39,856	$105,106

If the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, net proceeds to us would increase by approximately $10.5 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) each of our unaudited pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $5.4 million, or by approximately $6.2 million if the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the capitalization table above is based on the number of shares outstanding as of March 31, 2011, and excludes:

•	4,589,018 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011, at a weighted average exercise price of $7.25 per share;

•	75,000 shares of common stock issuable upon the exercise of a warrant outstanding as of March 31, 2011 to purchase common stock, at an exercise price of $8.20 per share;

•

4,578,567 shares of common stock, on an as-converted basis and assuming the conversion occurs immediately prior to the completion of this offering, issuable upon the exercise of warrants outstanding as of March 31, 2011 to purchase convertible preferred stock, at a weighted average exercise price of $4.76 per share; and

•	501,065 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of March 31, 2011.

EXHIBIT B

DILUTION

Our pro forma net tangible book deficit as of March 31, 2011 was $31.5 million, or $1.64 per share of common stock. The only difference between the pre-offering as reported net tangible book value and the pre-offering pro forma net tangible book value relates to the reclassification of our outstanding Series C preferred stock warrants from liability to equity and the conversion of our outstanding preferred stock that was not previously classified as equity. The amount of this difference is an increase of $19.99 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding, after giving effect upon the completion of this offering and the filing of our amended and restated certificate of incorporation, to (i) the conversion of all of our outstanding shares of preferred stock into a fixed aggregate of 17,687,612 shares of our common stock, (ii) the conversion of our outstanding Series C preferred stock warrants into warrants to purchase a fixed 211,764 shares of our common stock, and (iii) the conversion of our outstanding Series E-1 preferred stock warrants into warrants to purchase a fixed 4,366,803 shares of our common stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. The only anticipated difference between the pre- and post-net tangible book value are the net proceeds of the offering. After giving effect to the sale of the 5,769,230 shares of common stock by us at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of our estimated net proceeds from the offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2011 would have been $33.7 million, or $1.35 per share of common stock. This estimate represents an immediate increase in net tangible book value of $2.99 per share of common stock to existing common stockholders and an immediate dilution in net tangible book value of $11.65 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution after giving effect to the 1-for-2 reverse stock split of our outstanding common stock effected on July 15, 2011:

Assumed initial public offering price per share	$13.00

Historical net tangible book value (deficit) per share as of March 31, 2011	(21.63)
Pro forma increase in net tangible book value per share as of March 31, 2011 attributable to reclassification of Series C preferred stock warrants from liability to equity	1.03
Pro forma increase in net tangible book value per share as of March 31, 2011 attributable to preferred stock conversion	18.96

Pro forma net tangible book value per share before this offering	(1.64)

Increase in pro forma net tangible book value per share attributable to new investors	2.99
Pro forma net tangible book value per share after this offering	1.35

Dilution in pro forma net tangible book value per share to new investors	$11.65

A $1.00 increase in the assumed initial public offering price of $13.00 per share would increase our pro forma as adjusted net tangible book value after this offering by approximately $5.4 million, and the pro forma as adjusted net tangible book value per share after this offering would be $1.56 per share. A $1.00 decrease in the assumed initial public offering price of $13.00 per share would decrease our pro forma as adjusted net tangible book value after this offering by approximately $5.4 million, and the pro forma as adjusted net tangible book value per share after this offering would be $1.13 per share. It would also increase (decrease) the dilution per share to new investors in this offering by $0.79 per share, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

The following table summarizes as of March 31, 2011, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders before this offering and investors participating in this offering paid, before deducting the estimated underwriting discounts and commissions and estimated offering expenses. In addition, the table includes the shares underlying stock options, preferred stock warrants and common stock warrants that officers, directors and other affiliates have the right to acquire.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing Stockholders	19,219,429	61.0%	$134,722	55.0%	$7.01
Options and warrants held by affiliates	6,501,094	20.7	35,426	14.4	5.45
New Investors (shares sold by us)	5,769,230	18.3	75,000	30.6	13.00

	31,489,753	100.0%	$245,148	100.0%

The table above is based on the number of shares outstanding as of March 31, 2011, and excludes:

•	2,454,727 shares of common stock issuable upon the exercise of options outstanding to non-affiliates as of March 31, 2011, at a weighted average exercise price of $7.26 per share;

•	75,000 shares of common stock issuable upon the exercise of a warrant outstanding as of March 31, 2011 to purchase common stock, at an exercise price of $8.20 per share;

•

211,764 shares of common stock, on an as-converted basis assuming the conversion immediately prior to the completion of this offering, issuable upon the exercise of a warrant outstanding as of March 31, 2011 to purchase convertible preferred stock, at an exercise price of $8.50 per share; and

•	501,065 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of March 31, 2011.

To the extent that any outstanding options are exercised, there will be further dilution to new investors.

EXHIBIT C

Contractual Obligations

The following table describes our contractual obligations as of March 31, 2011 (unaudited):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations(1)	10,100	—	10,100	—	—
Interest obligations on long-term debt obligations(2)	505	357	148	—	—
Operating lease obligations(3)	13,124	4,415	7,822	887	—
Acquisition payments(4)	12,740	4,895	7,845	—	—

Total	36,469	9,667	25,915	887	—

(1)	Credit facility: $15.0 million credit facility executed in August 2010 with a variable interest rate of prime rate plus 50 basis points per annum or LIBOR plus 300 basis points per annum, and a maturity date of August 31, 2012. The $10.1 million outstanding principal amount is recorded net of debt issuance costs on our balance sheet and the debt issuance costs are not included in the table above.
(2)	Estimated interest payments assume the current weighted average interest rate of 3.41% per annum on a $10.1 million principal amount and the related commitment fee of 0.25% per annum on the $4.9 million unused portion of the credit facility.
(3)	We lease facilities under non-cancelable operating leases expiring at various dates through 2015.
(4)	Estimated consideration for companies acquired in 2010. See Note 3 of our consolidated financial statements.

EXHIBIT D

WAGEWORKS, INC.

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31,		March 31, 2011	Pro Forma March 31, 2011
	2009	2010
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$93,261	$104,280	$120,799	$120,799
Restricted cash, current portion	2,520	3,575	3,553	3,553
Accounts receivable, less allowance for doubtful accounts of $349 and $415 at December 31, 2009 and 2010, and $471 at March 31, 2011 (unaudited), respectively	11,186	14,591	22,076	22,076
Prepaid expenses and other current assets	1,548	1,891	3,965	3,965

Total current assets	108,515	124,337	150,393	150,393
Restricted cash, net of current portion	1,025	—	222	222
Property and equipment, net	21,295	18,693	18,489	18,489
Goodwill	33,767	46,806	46,816	46,816
Acquired intangible assets, net	5,414	15,230	14,540	14,540
Other assets	1,462	1,765	1,775	1,775

Total assets	$171,478	$206,831	$232,235	$232,235

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$19,972	$29,882	$21,221	$21,221
Customer obligations	132,824	137,458	160,557	160,557
Other current liabilities	436	308	389	389
Convertible debt	71	—	—	—

Total current liabilities	153,303	167,648	182,167	182,167
Long-term debt	—	2,837	10,046	10,046
Warrants	10,250	1,470	1,580	—
Long-term contingent payment, net of current portion	—	6,952	6,957	6,957
Other noncurrent liabilities	3,877	3,347	3,255	3,255

Total liabilities	167,430	182,254	204,005	202,425

Redeemable convertible preferred stock:
Redeemable convertible preferred stock, Series C ($24,999 liquidation preference). Authorized 6,306 shares; issued and outstanding 5,882 shares at December 31, 2009 and 2010 and March 31, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	30,984	34,807	35,889	—
Redeemable convertible preferred stock, Series D ($15,998 liquidation preference). Authorized 2,465 shares; issued and outstanding 2,465 shares at December 31, 2009 and 2010 and March 31, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	17,059	17,947	18,208	—
Redeemable convertible preferred stock, Series E ($21,179 liquidation preference). Authorized 5,295 shares; issued and outstanding 5,295 shares at December 31, 2010 and March 31, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	—	23,206	24,631	—

Total redeemable convertible preferred stock	48,043	75,960	78,728	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value ($31,916 liquidation preference). Authorized 26,392 shares, outstanding 17,645 shares at December 31, 2009 and 2010 and March 31, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	33,965	33,965	33,965	—
Common stock, $0.001 par value. Authorized 60,528 shares; issued 1,712 shares and 1,718 shares at December 31, 2009 and 2010, and 1,718 shares at March 31, 2011 (unaudited) and 19,406 shares pro forma (unaudited)	2	2	2	19
Treasury stock at cost 187 shares at December 31, 2009 and 2010 and March 31, 2011 (unaudited) and pro forma (unaudited)	(376)	(376)	(376)	(376)
Additional paid-in capital	13,105	22,967	20,823	135,079
Accumulated deficit	(90,691)	(107,941)	(104,912)	(104,912)

Total stockholders’ equity (deficit)	(43,995)	(51,383)	(50,498)	29,810

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$171,478	$206,831	$232,235	$232,235

See accompanying notes to consolidated financial statements.

EXHIBIT E

WAGEWORKS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(4,325)	$(634)	$(17,250)	$(10,528)	$3,029
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,559	4,564	4,164	1,081	865
Amortization and change in contingent consideration	7,987	8,398	7,764	1,912	2,493
Stock-based compensation	1,770	2,510	2,404	553	624
Revaluation of warrants	72	(70)	5,413	5,935	110
Loss on extinguishment of debt	—	183	—	—	—
Amortization of debt discount	95	272	21,107	5,358	—
Loss on disposal of fixed assets	450	368	120	120	6
Provision for doubtful accounts	155	(224)	66	175	56
Deferred taxes	410	446	(1,334)	122	71
Changes in operating assets and liabilities:
Accounts receivable	4,754	2,394	(2,109)	(1,059)	(3,124)
Prepaid expenses and other current assets	(330)	448	(324)	(65)	(2,074)
Other assets	1,373	980	(303)	87	(10)
Accounts payable and accrued expenses	2,023	(418)	344	(211)	(4,507)
Customer obligations	22,245	12,942	1,522	10,224	16,100
Other liabilities	2,295	(1,084)	(1,108)	(134)	(77)

Net cash provided by operating activities	43,533	31,075	20,476	13,570	13,562

Cash flows from investing activities:
Purchase of property and equipment	(12,142)	(6,617)	(7,257)	(2,039)	(2,207)
Cash consideration for business acquisitions, net of cash received	(5,032)	(2,069)	(5,012)	(2,294)	(1,845)
Change in restricted cash	(883)	(567)	(30)	(25)	(200)

Net cash used in investing activities	(18,057)	(9,253)	(12,299)	(4,358)	(4,252)

Cash flows from financing activities:
Proceeds from convertible debt	—	20,000	—	—	—
Increase in long-term debt	—	—	2,837	—	7,209
Repayments of outstanding debt facilities	(2,151)	(20,000)	—	—	—
Principal payments on capital leases	(1,204)	(312)	—	—	—
Proceeds from issuance of common stock	226	20	5	—	—
Share repurchases	(223)	—	—	—	—
Purchase of treasury stock	—	(371)	—	—	—

Net cash provided by (used in) financing activities	(3,352)	(663)	2,842	—	7,209

Net increase in cash and cash equivalents	22,124	21,159	11,019	9,212	16,519
Cash and cash equivalents at beginning of period	49,978	72,102	93,261	93,261	104,280

Cash and cash equivalents at end of period	$72,102	$93,261	$104,280	$102,473	$120,799

Supplemental cash flow disclosures:
Cash paid during the period for:
Interest	$1,854	$1,083	$189	$42	$29
Taxes	18	149	383	28	48
Noncash financing and investing activities:
Conversion of convertible debt and accrued interest into Series E preferred stock	—	—	21,178	—	—
Accretion of redemption premium	3,130	(1,037)	6,740	70	2,768
Modification of warrants	—	—	14,193	—	—
Beneficial conversion feature	—	10,800	—	—	—

See accompanying notes to consolidated financial statements.

EXHIBIT F

(iii) Immaterial Correction of an Error

Subsequent to March 31, 2011, the Company identified immaterial errors with respect to the classification of certain FBM cash balances as of March 31, 2011 in the amount of $2.4 million. The Company has corrected these misclassifications as of and for the three months ended March 31, 2011, which resulted in an increase in cash and cash equivalents of $2.4 million, an increase in customer obligations of $0.3 million, an increase in accounts payable of $0.3 million and a decrease in accounts receivable of $1.8 million. These reclassifications resulted in a reduction in cash outflows from investing activities of $2.4 million for the three months ended March 31, 2011. Cash flow from operations remained unchanged.

EXHIBIT G

(5)	Accounts Receivable

Accounts receivable at December 31, 2009 and 2010 and March 31, 2011 were comprised of the following (dollars in thousands):

	December 31,		March 31, 2011
	2009	2010
			(unaudited)
Trade receivables	$8,114	$9,438	$11,969
Unpaid amounts for benefit services	3,421	5,568	10,578

	11,535	15,006	22,547
Less allowance for doubtful accounts	(349)	(415)	(471)

Accounts receivable, net	$11,186	$14,591	$22,076

Included in unpaid amounts for benefit services at March 31, 2011 is an amount of approximately $4.1 million related to the Company’s FBM COBRA activities. As part of the business combination, FBMC agreed to continue to take receipt of monies into a FBMC bank account, the balance of which is recorded as an unpaid amount for benefit services in accounts receivable. There is an equal amount recorded in customer obligations to reflect the Company’s obligation to pay these monies to the employers and/or insurance companies in the following month.

EXHIBIT H

(7)	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2009 and 2010 and March 31, 2011 were comprised of the following (dollars in thousands):

	December 31,		March 31, 2011
	2009	2010
			(unaudited)
Accounts payable	$1,320	$1,214	$3,609
Payable to benefit providers and transit agencies	7,942	7,908	2,133
Accrued payables	2,912	4,224	4,510
Contingent payments	—	8,982	4,669
Accrued compensation and related benefits	6,264	6,378	4,661
Other accrued expenses	1,334	987	1,113
Deferred revenue	200	189	526

Accounts payable and accrued expenses	$19,972	$29,882	$21,221